UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Evolving Gold Corp Investor Relations

Suite 1200 - 1188 West Georgia Street, Contact: 1-800-314-4652

Vancouver, B.C. V6E 4A2

Tel: (604) 685-6875 Fax: (604) 669-2960
www.evolvinggold.com

________________________________________________________________________

NEWS RELEASE

Evolving Gold Corp. is now trading on the OTCBB as EVOGF

Vancouver, British Columbia, July 28, 2005: Evolving Gold Corp (CNQ:GOLD, OTCBB: EVOGF) is pleased to announce that it has begun trading on the Nasdaq Over-the-Counter Bulletin Board ("OTCBB") under the symbol EVOGF. The Company filed its 20F registration statements with the Securities and Exchange Commission ("SEC"). Subsequently, the Company submitted a 15C-211 to the NASD through Public Securities, of Spokane, Washington, the Company's sponsoring market maker. Evolving received confirmation of our application to the NASD on July 25, 2005. The Company will continue to maintain its full listing in Canada on the Canadian Trading and Quotation System (CNQ: GOLD).

The Company will continue work on its Winnemucca Mountain Property in Nevada. Currently, its land position is 272 claims covering approximately 2115 hectares (5,226)acres. The Company has completed a detailed compilation of existing data and has made preliminary geological investigations on site in preparation for a 2005 fall field program. Field work will consist of surface geological mapping, geophysical surveying of newly-interpreted target trends, and drilling of the higher-priority targets.

In addition, the Company is currently compiling all existing data in preparation for a field program on its Labrador Property which will include additional geochemical and geophysical surveys (including deep-probing Horizontal Loop EM), geological mapping, and drilling in the fall/winter of 2005.

The Company will be continuing its work commitments at the Murray Lake Property. During the summer/fall, the Company will be doing some further field work, geological mapping and identifying future drill targets.

For more information please contact Dr. Lawrence A. Dick, President & CEO of Evolving Gold Corp. at (604) 685-6375.

EVOLVING GOLD CORP.

/s/ Lawrence A. Dick

By:

Lawrence A. Dick, President and CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: July 28, 2005

/s/ Warren McIntyre
Name: Warren McIntyre
Title: Chief Financial Officer, Corporate
Secretary and Director